UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549				--------------------------------
FORM N-17f-2						  OMB Approval
						--------------------------------
Certificate of Accounting of Securities 	OMB Number:	       3235-0360
and Similar Investments in the Custody		Expires		   July 31, 2006
of Management Investment Companies		Estimate average burden hours
						  hours per response  . . . .1.0
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]	--------------------------------

1. Investment Company Act File Number: 		Date examination completed:
811-6155					February 28, 2006

2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):	N/A

3. Exact name of investment company as specified in registration statement:
	American National Investment Accounts, Inc.

4. Address of principal executive office (number, street, city, state, zip code) 2450 South Shore Blvd., Suite 400
	League City, TX 77573

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions principal office in Washington, D.C., one copy with the regional office for the region in which the investment companys principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT


To the Board of Directors and Shareholders
American National Investment Accounts, Inc.
League City, Texas


We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that American National Investments Accounts (the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2006. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2006, and with respect to agreement of security purchases and sales, for the period from January
1, 2006 (the date of our last examination) through February 28, 2006:

* We agreed the securities shown on the books and records of the Funds as of February 28, 2006 to the safekeeping reports of Securities Management and Research, Inc., the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

* We agreed a sample of security purchases and security sales since the date of which the Funds were required to comply with the Act from the books and records of the Funds to broker confirmations or by application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.

In our opinion, managements assertion that American National Investment Accounts Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2006, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Shareholders of American National Investment Accounts, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

					TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
May 12, 2006



Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940


We, as members of management of American National Investment Accounts, Inc. (the Company), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Companys compliance with the requirements of subsections
(b) and (c) of rule 17f-2 as of February 28, 2006 and from January 1, 2006 through February 28, 2006.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2006, and from January 1, 2006 through
February 28, 2006, with respect to securities reflected in the investment account of the Company.

American National Investment Accounts, Inc.
By:


_______________________________________________
Brenda T. Koelemay, Principal Financial Officer